

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Frank Lopez-Balboa
Executive Vice President, Chief Financial Officer
Cumulus Media Inc.
780 Johnson Ferry Road NE Suite 500
Atlanta, GA 30342

> **Re: Cumulus Media Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2022**
> **Form 8-K filed May 4, 2022**

Dear Mr. Lopez-Balboa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 16

1. We note that revenue increased by 15% for the three months ended March 31, 2022 compared with the three months ended March 31, 2021. Please enhance your disclosure to quantify the reasons for the increase in revenue. For example, disclose how much of the increase is a result of a one time fee received from the early termination of a revenue agreement. We refer to guidance in Item 303 of Regulation S-K. Provide us with your proposed future disclosure.

Form 8-K filed May 4, 2022

Exhibit 99.2, page 3

2.   Please revise your presentation to disclose and emphasize the most comparable GAAP measures for EBITDA, EBITDA growth, EBITDA Margin, and net debt with equal or greater prominence. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Measures. We note GAAP results should be at the forefront of your presentation and discussion. Also, include a reconciliation for EBITDA and EBITDA Margin in accordance with Item 10(e)(1)(i)(B) of Regulation S-K . Apply accordingly to your Exhibit 99.1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Technology

cc: Richard Denning